UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

     Information to be included in statements filed pursuant to 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (Amendment No.___ )*

ClickAction, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

18681E107
(CUSIP Number)

Peter J. Weisman, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

                                  (Page 1 of 7)



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Page 7 of 7


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Tail Wind Fund, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,102,386

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,102,386

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,102,386

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.07%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1(a).        Name of Issuer:

          ClickAction, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

          2197 E. Bayshore Road, Palo Alto, California 94303

Item 2(a).        Name of Person Filing:

          The Tail Wind Fund, Ltd.

Item 2(b).        Address of Principal Business Office or, in None, Residence:

          MeesPierson (Bahamas) Ltd.
          Windermere House
          404 East Bay Street
          P.O. Box SS-5539
          Nassau, Bahamas

Item 2(c).        Citizenship:

     The Tail Wind Fund, Ltd. ("Tail Wind") is a corporation duly formed under the laws of the British Virgin Islands.

Item 2(d).        Title of Class of Securities:

         Common Stock, $.001 par value (the "Common Stock")


Item 2(e).        CUSIP Number:

          18681E107

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                           1,102,386

                  Tail Wind beneficially owns a total of 1,102,386 shares of Common Stock, which includes: (i) 814,858 shares of Common Stock into which Tail Wind's 3,500 shares of the Issuer's Series A 4% Cumulative Convertible Preferred Stock ("Preferred Stock") are convertible, (ii) 149,730 shares of Common Stock for which Tail Wind's Common Stock Purchase Warrants are exercisable, (iii) 116,408 shares of Common Stock into which Tail Wind's option to purchase an additional 500 shares of Preferred Stock is convertible, which additional Preferred Stock Tail Wind currently has a right to acquire, and (iv) 21,390 shares of Common Stock for which additional warrants are exercisable, which additional warrants are issuable if Tail Wind's option to purchase additional shares of Preferred Stock is exercised.

                  Each of the above calculations is determined as of April 9, 2001 based on a conversion price of $4.30 and ten days accrued interest.

                  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Person's Preferred Shares and warrants are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Person having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's aggregate beneficial ownership to exceed the Ownership Limitation.

          (b)      Percent of class:

                                    Tail Wind's aggregate  beneficial  ownership
                   of 1,102,386 shares of Common Stock constitutes 8.07% of all of the outstanding shares of Common Stock, based upon 12,561,048 outstanding shares of Common Stock as of February 28, 2001 (as per the Issuer's 10-K/A for the year ending December 31, 2000).

          (c)      Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                                    1,102,386

                   (ii)  Shared power to vote or to direct the vote

                                    Not applicable.

                   (iii)  Sole power to dispose or to direct the disposition of

                                    1,102,386

                   (iv) Shared power to dispose or to direct the disposition of

                                    Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: April 10, 2001               THE TAIL WIND FUND, LTD.


                                            By: /s/ Michael M. Darville
                                               -------------------------------
                                                     Michael M. Darville
                                                     Director
                                                             -


                                            By: /s/ Dianne Bingham
                                               --------------------------------
                                                     Dianne Bingham
                                                     Director